SEC file number 1-15178

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02052822

PE 8-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

FLETCHER BUILDING LIMITED

(Translation of Registrant's Name Into English)

810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER BUILDING LIMITED

Date: 14 August 2002

pp **M C FARRELL**
COMPANY SECRETARY

SALE OF BOLIVIAN CONCRETE OPERATIONS

Auckland, 14 August 2002 - Fletcher Building advises that it has entered into an unconditional agreement for the sale of its Bolivian concrete businesses to Soboce SA, a Bolivian cement producer. The business sold comprises a cement plant, quarrying operations and readymix concrete and concrete products plant. The sale of the business for approximately US$10 million brings to an end the company's investments in Bolivia, where results have been disappointing after a sustained period of weak market conditions and an uncertain outlook.

Chief Executive of Fletcher Building, Ralph Waters confirmed that while the trading performance of the Bolivian operations had improved markedly in the last year through changes to the senior management and a reduction in overheads, the business was considered non-core due to its size and country risk. He stated that "it was very pleasing to see that the improved financial performance has allowed the company to sell the business when the outlook for the Bolivian economy is still very difficult."

The net sale proceeds after costs are expected to be similar to the carrying value as at 30 June 2002. Settlement is anticipated by November 2002.

End